Filed Pursuant to Rule 433

Registration Nos. 333-195874 and 333-195874-01

March 10, 2015

Essex Portfolio, L.P.
$500,000,000 3.500% Senior Notes due 2025
fully and unconditionally guaranteed by
Essex Property Trust, Inc.

Issuer:	Essex Portfolio, L.P.
Guarantor:	Essex Property Trust, Inc.
Principal Amount:	$500,000,000
Expected Ratings (Moody’s / S&P / Fitch)*:	Baa2 / BBB / BBB+
Trade Date:	March 10, 2015
Settlement Date:	March 17, 2015 (T+5)
Maturity Date:	April 1, 2025
Interest Payment Dates:	April 1 and October 1, commencing October 1, 2015
Benchmark Treasury:	2.00% due February 15, 2025
Benchmark Treasury Price / Yield:	98-27 / 2.130%
Spread to Benchmark Treasury:	+ 140 basis points
Yield to Maturity:	3.530%
Coupon:	3.500% per annum
Price to Public:	99.747% plus unpaid interest, if any, from the Settlement Date if settlement occurs after the Settlement Date
Redemption Provision:

Prior to January 1, 2025, make-whole call as set forth in the preliminary prospectus supplement at Treasury + 25 basis points

On or after January 1, 2025, the redemption price will be 100% of the principal amount to be redeemed plus accrued and unpaid interest thereon to, but excluding, the redemption date, as set forth in the preliminary prospectus supplement.

CUSIP / ISIN:	29717P AP2 / US29717PAP27

Joint Book-Running Managers:	Wells Fargo Securities, LLC Citigroup Global Markets Inc. J.P. Morgan Securities LLC Mitsubishi UFJ Securities (USA), Inc. U.S. Bancorp Investments, Inc.
Senior Co-Managers:	Barclays Capital Inc. BNP Paribas Securities Corp. Deutsche Bank Securities Inc. UBS Securities LLC
Co-Managers:

BB&T Capital Markets, a division of BB&T Securities, LLC

BMO Capital Markets Corp.

Capital One Securities, Inc.

Comerica Securities, Inc.

HSBC Securities (USA) Inc.

PNC Capital Markets LLC

Regions Securities LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a preliminary prospectus supplement and a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement for this offering, the issuer’s prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it from (i) Wells Fargo Securities, LLC toll free at 1-800-645-3751, (ii) Citigroup Global Markets Inc. toll free at 1-800-831-9146, (iii) J.P. Morgan Securities LLC by calling collect at 1-212-834-4533, (iv) Mitsubishi UFJ Securities (USA), Inc. toll free at 1-877-649-6848 or (v) U.S. Bancorp Investments, Inc. toll free at 1-877-558-2607.